Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
15 QUEEN’S ROAD CENTRAL, HONG KONG
TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

August 21, 2020

Confidential

Mr. Robert Shapiro

Ms. Lyn Shenk

Mr. Daniel Morris

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MINISO Group Holding Ltd (CIK No. 0001815846)

Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on July 17, 2020

Dear Mr. Shapiro, Ms. Shenk, Mr. Morris and Ms. Peyser:

On behalf of our client, MINISO Group Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 13, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 17, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.

Please revise your summary to clarify that investors will have ownership in a holding company that does not directly own all of its operations in China. Please also disclose in the summary that you rely on dividends and other distributions on equity paid by your PRC subsidiaries for your cash and financing requirements, including the funds necessary to pay dividends.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

2.

Please revise your disclosure to clearly state that your network of over 4,200 MINISO stores are not all self-operated stores. Please also revise here and in your table at the bottom of page 110 to separately quantify the number of self-operated stores and those operated by third-parties such as franchised stores and distributor stores.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 16, 86, 110 and 121 of the Revised Draft Registration Statement to include the referenced clarifications and store breakdowns.

3.

To avoid giving undue prominence to GMV, which we assume to be gross merchandise value, please precede its disclosure with disclosure of your revenue or your revenue from product sales in self-operated stores and to franchisees and distributors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 86, and 110 of the Revised Draft Registration Statement to disclose its revenue before the referenced GMV disclosure.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

4.

Please disclose here, as you do on page 54, that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in this offering to influence the company and corporate decisions. In addition, please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange after the offering and, if so, provide appropriate disclosure here and in the risk factors section.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 5, 6 and 63 of the Revised Draft Registration Statement to include disclosures related to ownership concentration and “controlled company.”

5.

Throughout the registration statement, you use the terms pioneering, distinguished, differentiated, and other similar terms, to describe your company’s business model. Please revise to support these claims that your franchising model and your growth strategy, which is based in significant part on increasing the number of franchisees, should be considered unique.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 86, 110 and 111 of the Revised Draft Registration Statement to use more accurate terms to describe its business model, which no longer convey uniqueness.

Conventions that Apply to this Prospectus, page 6

6.

You disclose that “GMV” is the total value of all merchandise sold by you and your retail partners and distributors, including the VAT and tax surcharges paid, regardless of whether the merchandise is returned. Please clarify for us whether GMV includes sales taxes collected from customers. In this regard, we note that revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales returns.

To the extent that your basis for determining GMV differs from “sales of lifestyle products” as currently presented on page F-33 other than due to net product sales revenue recognized by your third-party store operators, please explain to us the nature of the differences and why it is appropriate to present GMV and sales of lifestyle products on different bases.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement to clarify that GMV includes sales taxes collected from customers.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

The Company respectfully advises the Staff that the differences between GMV and revenue from sales of lifestyle products, other than due to net product sales revenue recognized by third-party store operators, are VAT (included in GMV but excluded from product sales revenue) and sales taxes collected from customers (included in GMV but excluded from product sales revenue), sales rebates and sales return (both not deducted when calculating GMV but deducted when calculating product sales revenue).

The Company further respectfully advises the Staff that GMV, a metric commonly used in the retail industry both in China and globally, is useful for industry benchmarking analysis and is a metric widely known by investors. The Company believes that presenting GMV on its current basis, which is consistent with how other industry players determine GMV but different from how the Company recognizes revenue, is appropriate as it helps investors understand the Company’s industry position and facilitates comparison between the Company and other industry players that may have different business models.

Any lack of requisite approvals, page 35

7.	Please revise your disclosure to clarify whether your “WonderLife” brand franchising operations are now compliant with PRC law. If they are not, please revise to clarify the following:

•	when you expect to bring your operations into compliance and when you will learn whether the PRC government will impose penalties for your non-compliance;

•	whether all income generated by you and your franchisees from the start of operations until your compliance date would be subject to seizure; and

•	whether RMB500,000 is the maximum aggregate fine for your company or, alternatively, whether fines may be levied per franchisee or per violation such that the total fines may exceed that amount.

In addition, please disclose the anticipated cost and effect on your operations of relocating your two directly owned China MINISO stores, if material.

The Company respectfully advises the Staff that the Company does not know whether and when the PRC government will impose penalties for its non-compliance. Whether and when the PRC government will impose penalties is subject to the PRC government’s discretion, which is beyond the Company’s control. However, as long as the Company is still operating such business in a non-compliant manner, the PRC government could impose penalties on such non-compliance. In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 of the Revised Draft Registration Statement to include all other details as required.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

The Company respectfully advises the Staff that the lease agreement for one of the two directly owned MINISO stores expired this week and the Company did not renew the lease agreement with landlord. Therefore, as of the date of the Revised Draft Registration Statement, the Company has only one directly operated MINISO store in China that has not obtained the certificate for fire control inspection. The revenue generated from such directly owned MINISO store in China accounted for less than 1‰ of the Company’s total revenue for the fiscal year ended June 30, 2020, which the Company believes is not material to its overall business operations. If such directly operated MINISO store has to be relocated, the Company believes that it is not difficult to find other suitable premises for such store to continue to operate and estimates that the cost associated with the relocation would not be material.

We are entitled to amend the deposit agreement, page 61

8.

We note that this risk factor and the ensuing risk factors in this section contain bracketed language relating to the deposit agreement. It appears that the language has been bracketed because the terms of the agreement have not been determined. Please note that we will not comment on this disclosure until the terms of the agreement have been established and the agreement is filed as an exhibit to the registration statement.

The Company respectfully advises the Staff that the Company is currently selecting and engaging depositary bank. Once a depositary bank is engaged, the Company will start to negotiate and finalize the deposit agreement as soon as possible. The corresponding disclosures in the registration statement will also be updated accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 79

9.

We note that, as a result of COVID-19, your revenue generated “from the PRC decreased by 2.4% from RMB4,796.4 million in the nine months ended March 31, 2019 to RMB4,679.4 million in the nine months ended March 31, 2020.” If material, please provide similar disclosure for the impact of COVID-19 on your revenue generated from overseas operations.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

The Company respectfully advises the Staff that the Company has made qualitative disclosure on page 88 regarding the impact of COVID-19 on the operating results of the Company’s overseas business for the nine months ended March 31, 2020, but did not make quantitative analysis on such operating results because the operating results of the Company’s overseas business for the nine months ended March 31, 2020 were not materially and adversely affected by COVID-19. However, given the outbreak and escalation of the pandemic in overseas countries in the second quarter of 2020, the Company’s operating results from overseas business for the fiscal year ended June 30, 2020 have been materially and adversely affected by COVID-19. The Company will make further disclosure regarding the impact of COVID-19 on its overseas revenues in subsequent filings once the operating results for the full fiscal year ended June 30, 2020 are available.

Results of Operations, page 84

10.	Please disclose why your income taxes represent a significant portion of your profit before tax.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement to disclose the main reasons why income taxes represented a significant portion of its profit before tax in the fiscal year ended June 30, 2019 and the nine months ended March 31, 2020.

Frequently-refreshed Product Assortment, page 103

11.

If material, explain the significance of co-branding campaigns to your overall results of operations and describe the material terms of your standard co-branding agreements. Please file any material agreements as exhibits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 120 of the Revised Draft Registration Statement to include further details as required.

The Company respectfully advises the Staff that none of the Company’s co-branding agreements is material.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

Deepen Consumer Engagement and Drive Omni-channel Experience, page 106

12.

Explain the meaning of the term “omni-channel” and how you expect this strategy to affect the profitability of your franchisees and the company. In this regard, we note that an increase in the number of channels may increase profitability for the parent at the expense of profitability for the franchisee.

The Company respectfully advises the Staff that it uses the term “omni-channel” to describe its consumer engagement approach and shopping experience as consumers may shop with the Company via both online and offline channels, and the Company’s online channels can be further categorized into store-based channels (where online orders will be placed with a nearby MINISO store and delivery will also be made from that store) and e-commerce channels (where online orders will be placed with the Company and fulfilled from the Company’s warehouses).

The Company respectfully notes that the store-based online channels will increase the franchise stores’ revenue and benefit the franchisees. The e-commerce channels may generate potential competition with offline stores operated by the franchisees. Nevertheless, the Company respectfully advises the Staff that consumers who have purchased the Company’s products via its online channels may well be impressed and become interested in visiting MINISO stores offline, increasing store traffic and likely purchases in the stores. Therefore, the Company believes that offering additional channels will in effect enhance the Company’s brand awareness and customer loyalty and increase the revenue and profitability of the offline stores operated by the franchisees.

Our Business Model, page 107

13.

Please disclose the franchise fees, ongoing royalty percentages and commissions payable by your franchisees, as well as other material terms of your franchise agreements, including term and termination provisions. In addition, please provide a detailed discussion of your arrangements to provide financing to franchisees including, the typical amount financed, whether the financing agreements are mandatory, the typical repayment timeframe for these loans and the incidence of default. Please also make corresponding revisions to your summary disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 111, 122 and 123 of the Revised Draft Registration Statement to include the referenced details. The Company respectfully advises the Staff that it does not provide any financing arrangements to franchisees. One of the Company’s selection criteria for franchisees is whether the potential franchisees have sufficient financial resources for store opening and operating needs.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

Product Design and Development, page 108

14.

Please describe your product design capabilities in greater detail, including the nature and scope of your reliance on the Design Academy, the manner in which the Design Academy integrates the work of independent designers, the extent to which your sales consist of products designed by your Design Academy and those designed by third-parties, and the nature of any agreements with these third-parties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 119 of the Revised Draft Registration Statement to include the referenced details.

Our Store Network, page 111

15.

Please revise, where appropriate, to describe the material terms, including term and termination, of your license and product sales agreements with your local distributors. File any material agreements as exhibits to the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 and 124 of the Revised Draft Registration Statement to include further details as required.

The Company respectfully advises the Staff that none of the license and product sales agreements with local distributors is material.

Our Supply Chain, page 112

16.

You describe your supply chain as best-in-class. Please revise your disclosure to describe the different steps in your supply chain and the nature of your material relationships with these suppliers. For instance, please tell us how your agreements are structured to be consistent with your philosophy of maintaining a core of 8,000 SKUs and launching 100 new and presumably shorter-lived SKUs every seven days. In addition, revise to define the term SKU at first usage. Please also disclose any manufacturer discounts or other incentives.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 124 of the Revised Draft Registration Statement to include the referenced details and to define the term “SKU.” The Company respectfully advises the Staff that it does not offers any manufacturer discounts or other incentives, as its suppliers are incentivized to continue working with the Company primarily because of the Company’s large procurement volumes and punctual payments.

Technology Capabilities, page 114

17.

Please expand your discussion of your smart-store features to explain how the use of technology allows you to customize the shopper experience. In this regard, it is unclear which elements of your store model are flexible and which are not.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement to include the referenced details. The Company respectfully advises the Staff that stores operated by itself and MINISO Retail Partners (i.e., franchisees) have certain standardized practices across stores, such as store layout and decoration, staff training and product pricing, while merchandise mix and product display are two primary aspects that can be customized by the stores.

Regulation, page 118

18.

We note your disclosure in this section. Please add risk factor disclosure regarding uncertainties that may exist with respect to the interpretation of the PRC Foreign Investment Law, if material. In addition, please revise this section to discuss the effects of the various regulations on your business with a view to understanding how the regulations are applicable to you.

The Company respectfully advises the Staff that risks related to the PRC Foreign Investment Law arise largely from uncertainties in the interpretation of relevant provisions regarding contractual arrangements, an approach commonly adopted by other listed companies with operations in China that are subject to foreign investment ownership restrictions in China. However, as advised by the Company’s PRC legal advisor, the businesses operated by the Company in China do not fall within the categories of “restricted” or “prohibited” foreign investment pursuant to relevant PRC regulations and thus are not subject to foreign investment ownership restrictions. Therefore, the Company has not adopted any contractual arrangements in its corporate structure. As a result, the risks related to the PRC Foreign Investment Law are relatively remote.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

In response to the Staff’s comment, the Company has revised the Regulation section as requested.

Compensation of Directors and Executive Officers, page 132

19.	Please update your executive compensation disclosure to reflect information as of the end of the most recently completed fiscal year.

In response to the Staff’s comment, the Company has updated the disclosure on page 147 of the Revised Draft Registration Statement to reflect information as of the end of the most recently completed fiscal year.

Principal and Selling Shareholders, page 134

20.

Please reconcile the percentage of shares held by Mr. Guafo Ye and Ms. Yunyun Yang to the total number and percentage of shares beneficially owned. The total percentage of the beneficial shares owned by Mr. Ye and Ms. Yang do not add to the total percentage of shares held by the Directors and Officers. In footnote (4), please explain to us and clarify which shares are beneficially held by Mr. Ye and Ms. Yang in the MINISO Group. It appears only the 257,849,197 common shares held by YYY MC LIMITED are owned by Ms. Yang with the remainder beneficially owned by Mr. Ye.

The Company respectfully advises the Staff that, as disclosed on page 151 of the Revised Draft Registration Statement, Mr. Guofu Ye and Ms. Yunyun Yang are a couple and they make decisions jointly on the exercise of voting power of all shares directly and indirectly owned by them. Therefore, if the total number of shares owned by Mr. Guofu Ye and the total number of shares owned by Ms. Yunyun Yang are added up, there will be a double counting issue, i.e. the amount of shares owned by Ms. Yunyun Yang is counted twice.

Ms. Na Dou and Mr. Saiyin Zhang have appointed Mr. Guofu Ye as their proxy and authorized Mr. Guofu Ye to exercise, on behalf of them, the voting power of the ordinary shares beneficially owned by them at the discretion of Mr. Guofu Ye.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

As a result, as of the date of the Revised Draft Registration Statement, the total number of shares held by the directors and officers should be 938,142,641, i.e. the sum of (i) the number of shares beneficially owned by Mr. Guofu Ye (consisting of (a) 773,073,680 shares jointly owned by Mr. Guofu Ye and Ms. Yunyun Yang, and (b) 111,043,373 shares, the voting power of which was granted to Mr. Guofu Ye through voting proxy arrangements), and (ii) the number of shares beneficially owned by Mr. Minxin Li, and the corresponding percentage of total outstanding shares is 85.7%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 151 and 152 of the Revised Draft Registration Statement to further clarify the beneficial ownership of the shares held by Mr. Guofu Ye and Ms. Yunyun Yang.

Note 2. Significant Accounting Policies

2(f) Inventories, page F-17

21.

We note from your filing that you retain store inventory ownership at third-party operated stores before final sale to consumers in exchange for a pre-agreed portion of sales proceeds. Please tell us how you perform physical counts on inventory not in your possession.

The Company respectfully advises the Staff that according to the agreements between the Company and franchisees, the Company retains the legal title of the products placed at the franchisees’ stores until the franchisees sell the products to their customers. The Company has the right to perform physical counts on the unsold inventories placed at franchisees’ stores. The Company performs cycle counts on the inventories placed at franchisees’ stores on a regular basis. Each store is selected for full physical count twice a year on average and at least once a year at a minimum. The physical counts are led by the staff of the Company. The respective store managers from the franchisees observe the physical count. After completing the counts, the staff of the Company who lead the counts and the respective store managers from the franchisees are required to agree on the physical count results on site and sign on the reports of inventory count results.

22.

In note 2(f) you disclose that the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the writedown or loss occurs. In note 2(q) you disclose that the franchisees are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. Please clarify who bears the cost of shrink of your inventory held at third-party store operators.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

The Company respectfully advises the Staff that as agreed with franchisees, the Company bears inventory losses relating to products placed at the franchisees’ stores at a rate of up to 1%, which is calculated by dividing the gross merchandise value (“GMV”) of inventory losses by aggregate GMV of inventories sold at the franchisees’ stores during the intervals of two cycle counts. Such inventory losses cover sample consumptions, damages, defects and any other losses during the normal course of store operations, as well as discrepancies identified during cycle-counts. The Company requires compensations from franchisees for the inventory losses in excess of a loss rate of 1%. Historically, the average inventory loss rate at franchisees’ stores was less than 0.5%.

Financial Statements

Note 6. Revenue

(i) Disaggregation of Revenue, page F-33

23.	We note from your accounting policy disclosure on page F-22 that revenue includes:

•	retail sales in self-operated stores

•	product sales to franchisees

•	sales to distributors

•	sales-based royalties from franchisees and distributors.

Given that your customer classes are different in retail sales in self-operated stores than in product sales to franchisees and distributors, please disaggregate “sales of lifestyle products” in the table on F-33 between retail sales in self-operated stores and product sales to franchisees and distributors. Please also disaggregate “License fees, sales-based royalties, and sales-based management and consultation service fees” to separately quantify sales-based royalties.

In response to the Staff’s comment, the Company has revised the disclosure on disaggregation of revenue on pages F-34 and F-85 of the Revised Draft Registration Statement.

Audited Consolidated Financial Statements for the Year Ended June 30, 2019

Notes to the Consolidated Financial Statements

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

Note 1. General Information, reorganization and basis of presentation

1.2 Reorganization and basis of presentation

(b) Reorganization of the Overseas Business, page F-75

24.

Please explain to us the accounting for the reorganization of the overseas business in which MINISO HK acquired the equity interests of the Overseas Entities for aggregate consideration of approximately RMB133,394,000 in December 2018, and MINISO HK subsequently became an intermediate holding company of the subsidiaries conducting the ‘Overseas Business’. In your response, please explain to us the accounting rationale for this transaction which resulted in the recognition of a ‘Merger Reserve’ disclosed in Note 26(b) on page F-54, which is presented as component of stockholders’ equity.

The Company respectfully advises the Staff that the reorganization of overseas business completed in December 2018, in which MINISO HK acquired the equity interests in Overseas Entities, was considered to be business combination under common control, because both MINISO HK (then a wholly-owned subsidiary of MINISO Guangzhou) and the Overseas Entities were ultimately controlled by the Controlling Shareholders before and after the reorganization and such control is not transitory.

Since the reorganization is not in the scope of IFRS 3, Business Combinations, the Company has elected to use book value accounting to account for the reorganization. The net assets of the Overseas Entities have been included in the consolidated financial statements using the carrying amounts from the perspective of the Controlling Shareholders, as if the reorganization had occurred from the date when the combining businesses first came under the control of the Controlling Shareholders. At the beginning of the earliest comparative period presented, the equity adjustment that corresponds to the total net assets of the Overseas Entities has been presented as ‘additional paid-in capital’ and ‘retained earnings’ respectively in the consolidated financial statements. When the actual acquisition occurred and the cash consideration was paid in December 2018, a further adjustment is made in equity to eliminate the aggregate capital of Overseas entities being acquired (which has been presented as ‘additional paid-in capital’ up to that date) and to reflect the difference of RMB128,868,000 between the consideration paid (RMB133,394,000) and the aggregate capital of Overseas Entities (RMB262,262,000). IFRS neither contains specific guidance on the accounting for business combinations under common control in general nor the presentation of this difference within equity in particular. Accordingly, the Company has considered the practice observed in the region it operates and has presented the difference in the amount of RMB128,868,000 as ‘Merger Reserve’ when the actual acquisition occurred and the cash consideration was paid.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

August 21, 2020

The Company has expanded the accounting policies on “Business Combinations involving entities under common control” on page F-13.

*    *     *

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jenny Peng, partner at KPMG Huazhen LLP, by phone at +86 20-3813-8822 or via email at jenny.peng@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Guafo Ye, Chairman of the Board of Directors and Chief Executive Officer, MINISO Group Holding Ltd

Steven Zhang, Director and Chief Financial Officer, MINISO Group Holding Ltd

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Jenny Peng, Partner, KPMG Huazhen LLP